

Amit Mundade · 3rd

Team Manager at Redfin

Media, Pennsylvania, United States · 500+ connections ·

Contact info

 **Redfin**

 **State University of N at Buffalo**

Experience


Redfin
2 yrs 11 mos


Team Manager
Full-time
Jan 2020 – Present · 1 yr
Wayne, Pennsylvania, United States

• Oversee and manage a team of 18 agents: Accountable for all aspects of people management; one on ones, coaching, regular focused training, personal development, performance management, and mentoring to enable the team to meet personal and team objectives
• Recruited, Hired and Trained six (6) new agents who are all tracking to exceed the "drive for five" goal
• Exceeded 2020 Budgeted Unit goals in Q3 (101%) and Q4 (120%)
• Leading Philadelphia market in company level KPI initiatives (AA led first tours - 8C ...**see mor**

Senior Licensed Realtor
Feb 2018 – Jan 2020 · 2 yrs
Wayne, PA

- Successfully closed 54 transactions $24.3M in sales 12 months
- Only the 2nd candidate since 2009 to achieve Presidents Club in the Philadelphia Market

- Improve efficiency in all aspects of the transaction process, including client manag~~ement~~

~~strategic negotiations and closing.~~ ...see mor



Licensed Realtor

Berkshire Hathaway HomeServices Fox & Roach, Realtors

Mar 2017 – Feb 2018 · 1 yr

Media, Pennsylvania

• Advised and informed prospective clients on current market activities/condition and the negotiation process of real estate transactions.
• Developed efficient marketing plans for listings and closed ~$800K in Sales in the first 7 months ...see mor

Technical Program Manager

Trailside Woods LLC

Dec 2014 – Mar 2017 · 2 yrs 4 mos

Indianapolis, Indiana Area

Trailside Woods is a new successful $17M luxury home development in Noblesville, IN.
• Researched Market Condition to identify land for residential use
• Identified and secured finance partners and home developer (Fischer Homes)
• Reviewed Design plans, contractor bids, support re-zoning process through City o ...see mor

Real Estate Project Manager

Goal Investments

Oct 2008 – Mar 2017 · 8 yrs 6 mos

6110 W. 25th Street, Suite 24819, Indianapolis, IN 46224

Goal Investments specializes in the purchase, renovation, and sale of residential property in Indianapolis, IN.
- Directed and managed a profitable portfolio of more than 70 properties
- Knowledge of wholesale acquisition of properties through foreclosure, delinquent ...see mor



Rolls-Royce

8 yrs 7 mos

Project Engineer

Sep 2010 – Mar 2014 · 3 yrs 7 mos

Indianapolis IN

• Responsible for successful delivery to cost, specification and time for defined statement of work
• Establishing technical and commercial milestones and monitoring adherence to master plans and schedules ...see mor

Controls Hardware Development Engineer

Sep 2005 – Sep 2010 · 5 yrs 1 mo

Indianapolis, IN

- Developed Sensor technical requirements for High Speed Turbine Engines
- Evaluated existing sensor components and made recommendations for improvements
- Analyzed multiple alternatives to make decision on best fit sensor
- Supervised Vibration/Electromagnetic testing to qualify Hi-Mach control system   ...see mor

Show 2 more experiences ⌄

Education



State University of New York at Buffalo
Bachelors, Electrical Engineer
1999 – 2002



